Exhibit 99.2

Ctrip Filed 2015 Annual Report on Form 20-F

SHANGHAI, April 22, 2016 /PRNewswire/ — Ctrip.com International, Ltd. (NASDAQ: CTRP), a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China (“Ctrip” or the “Company”), today announced that the Company has filed its annual report on Form 20-F that includes its audited financial statements for three years ended December 31, 2015 with the Securities and Exchange Commission on April 22, 2016. The annual report is available on the Company’s website at ir.ctrip.com. Holders of the Company’s securities may request a copy of the Company’s annual report free of charge according to the instructions provided on the Company’s website.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management in China. It is the largest online consolidator of accommodations and transportation tickets in China in terms of transaction volume. Ctrip aggregates comprehensive travel related information and offers its services through an advanced transaction and service platform consisting of its mobile apps, Internet websites and centralized, toll-free, 24-hour customer service center. Ctrip enables business and leisure travelers to make informed and cost-effective bookings. It also helps customers book vacation packages and guided tours. In addition, through its corporate travel management services, Ctrip helps corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For more information, please contact:

Investor Relations

Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 × 12300
Email: iremail@ctrip.com